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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                   SCHEDULE TO
                                 (Rule 14D-100)

                             Tender Offer Statement
                    Under Section 14(d)(1) or 13(e)(1) of the
                         Securities Exchange Act of 1934
                                       and
                                  Schedule 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                               -------------------

                       UNITED ASSET MANAGEMENT CORPORATION
                       (Name of Subject Company (Issuer))


                              OM ACQUISITION CORP.
                          a wholly-owned subsidiary of
                                 OLD MUTUAL PLC
                      (Names of Filing Persons (Offerors))

                               -------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                             ----------------------

                                    909420101
                      (CUSIP Number of Class of Securities)

                             ----------------------

                                Martin C. Murray
                             Group Company Secretary
                                 Old Mutual plc
                           3rd Floor, Lansdowne House
                               57 Berkeley Square
                          London W1X 5DH United Kingdom
                         Telephone: 011-44-20-7569-0100
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on behalf of Filing Persons)

                               -------------------

                                    Copy to:
                              Ellen J. Odoner, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                            Telephone: (212) 310-8000

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NY2:\952299\04\K#SR04!.DOC\66110.0003

                            CALCULATION OF FILING FEE
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     Transaction Value*                                 Amount of Filing Fee**
     -----------------                                  --------------------

      $1,854,949,625                                           $370,990

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* For purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 57,177,404 shares of common stock, par value $0.01 per share, of United Asset Management Corporation ("Shares") outstanding as of June 30, 2000, plus a maximum of 17,020,581 Shares issuable upon the exercise of outstanding options and warrants, at a price of $25.00 per Share, without interest. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

** As noted below, a filing fee of $293,476 was paid with the initial filing of this statement. The balance of $77,514 is being paid concurrently with the filing of this amendment.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $293,476
Filing Party: OM Acquisition Corp. and Old Mutual plc
Form or Registration No.: Schedule TO (SEC File No. 5-37932)
Date Filed: July 17, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[x] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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           This Amendment No. 1 amends and supplements the Tender Offer
Statement on Schedule TO filed with the Securities and Exchange Commission on July 17, 2000 by OM Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Old Mutual plc, a public limited company incorporated in England and Wales ("Parent"), with respect to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share, of United Asset Management Corporation, a Delaware corporation (the "Company"), at a price of $25.00 per share, subject to possible downward adjustment as provided in the Offer to Purchase, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2000, filed as Exhibit (a)(1)(A) to this Statement (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer").

           ITEM 4 -- TERMS OF THE TRANSACTION.

           ADDITION TO THE SUMMARY TERM SHEET. The Summary Term Sheet contained in the Offer to Purchase is hereby amended by adding the following after the ninth "Q & A":

           Q. MAY UAM TERMINATE THE MERGER AGREEMENT TO ENTER INTO AN ALTERNATIVE TRANSACTION? WILL UAM HAVE TO PAY A TERMINATION FEE?

           A. In the Merger Agreement, UAM agreed not to directly or indirectly solicit or encourage any person to make any alternative proposal to acquire UAM or its material subsidiaries and UAM agreed not to (except under certain circumstances) negotiate any alternative acquisition proposal. However, UAM may terminate the Merger Agreement and concurrently enter into a definitive agreement providing for an alternative acquisition transaction if, among other things:

                          - the alternative transaction resulted from a bona fide unsolicited written proposal to acquire all or substantially all of the Shares or assets of UAM which UAM's board of directors determines in its good faith judgment (after consultation with UAM's independent financial advisor) is on terms superior in value from a financial point of view to the holders of Shares than the transactions contemplated by the Merger Agreement, taking into account all the terms and conditions of such proposal and the Merger Agreement (including any revised proposal by Old Mutual), and reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of the proposal, and

                          - UAM concurrently pays Old Mutual a termination fee of $43 million.

                     The $43 million termination fee may also payable in certain other circumstances as described in Section 11.

           CLARIFICATIONS TO SECTION 14 OF THE OFFER TO PURCHASE ("CERTAIN CONDITIONS OF THE OFFER"). If Purchaser waives any of the conditions to the Offer, it will do so on or prior to the Expiration Date. Accordingly, Section 14


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of the Offer to Purchase is hereby amended as follows: the words "before
Purchaser's acceptance for payment of Shares" in clause (C) of the first paragraph of Section 14 are hereby deleted and replaced by the words "before the Expiration Date"; and the words "up to and including the Expiration Date" are hereby inserted immediately after the phrase "at any time and from time to time" both times such phrase appears in the penultimate paragraph of Section 14.

           ITEM 7 -- SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

           Section 12 of the Offer to Purchase ("Source and Amount of Funds") is hereby amended by adding the following at the end thereof:

           At present, except for Parent's available cash resources and contemplated borrowings under the Existing Facility and the New Facility, no alternative sources of financing are under consideration by Parent for the funds required to consummate the Offer and the Merger, pay related fees and expenses and retire outstanding indebtedness of the Company which may become due as a result of the Offer and the Merger. Parent currently intends to refinance amounts borrowed in connection with the Offer and the Merger with retained earnings, insurance policyholder investments, the proceeds from the issuance of debt securities and/or the proceeds of dispositions of certain assets.

           ITEM 11 -- ADDITIONAL INFORMATION.

           On July 27, 2000, the FTC notified Parent that early termination of the waiting period under the HSR Act had been granted.












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                                   SIGNATURES

           After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of August 8, 2000 that the information set forth in this statement is true, complete and correct.

                                       OLD MUTUAL PLC

                                       By: /s/ MARTIN MURRAY
                                           -----------------------------------
                                           Name: Martin Murray
                                           Title: Company Secretary



                                       OM ACQUISITION CORP.

                                       By: /s/ BRIAN BASKIR
                                           -----------------------------------
                                           Name: Brian Baskir
                                           Title: Vice President










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